16003083

Section
FEB 25 2016
Washington DC
409

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charter Oak Asset Manegement, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 Highland Avenue
(No. and Street)

Cheshire (City) CT (State) 06410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Malik (203) 272-3597x1
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Federico & Sette, P.C.
(Name – *if individual, state last, first, middle name*)

2690 Whitney Avenue (Address) Hamden (City) CT (State) 06518 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Malik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charter Oak Asset Management, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 22 day of Feb, 20 16

Linda A. Malik
Notary Public

Signature

President
Title

LINDA A. MALIK
NOTARY PUBLIC OF CONNECTICUT
My Commission Expires 6/30/2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Charter Oak Asset Management, Inc.
Annual Audited Financial Statements
& Required Regulatory Reports
For the Year Ended
DECEMBER 31, 2015

Federico
& Sette, P.C.
A Professional Corporation of
Certified Public Accountants
and Consultants

Charter Oak Asset Management, Inc.
Annual Audited Financial Statements
& Required Regulatory Reports
For the Year Ended
DECEMBER 31, 2015

Table of Contents

Section 1:

Audited Financial Statements for the Year Ended December 31, 2015

Section 2:

Independent Registered Accounting Firm's Report on Internal Control

Section 3:

Independent Registered Accounting Firm's Review Report on Management's Exemption Statements

Section 4:

Report on Agreed Upon Procedures for Entity's SIPC Assessment Reconciliation

Section 1:

Audited Financial Statements for the Year Ended December 31, 2015

CHARTER OAK ASSET MANAGEMENT, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2015

Federico & Sette, P.C.
Michael J. Federico, C.P.A.
Lynn V. Sette, C.P.A.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
and Stockholders of:
Charter Oak Asset Management, Inc.
Cheshire, Connecticut

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Charter Oak Asset Management, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Charter Oak Asset Management, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charter Oak Asset Management, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

A Professional Corporation of Certified Public Accountants and Consultants
2690 Whitney Avenue • P.O. Box 185220 • Hamden, CT 06518 • 203.248.9966 tel • 203.248.1473 fax

Supplementary Information & Supporting Schedules

The accompanying supplementary information which includes the Computation of Net Capital, Computation of Basic Net Capital Requirements, and the Schedules of General and Administrative Expenses, has been subjected to audit procedures performed in conjunction with the audit of Charter Oak Asset Management, Inc.'s financial statements. This supplementary information is the responsibility of Charter Oak Asset Management, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented as supplementary information to the financial statements. In forming our opinion on the presented supplementary information, we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the Computation of Net Capital, Computation of Basic Net Capital Requirements, and the Schedules of General and Administrative Expenses is fairly stated, in all material respects, in relation to the financial statements as a whole.

Federico & Sette, P.C.

Hamden, Connecticut
February 9, 2016

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets:		
Cash and Cash Equivalents	$ 165,326	
Fees Receivable	5,333	
Total Current Assets		$ 170,659
Fixed Assets:		
Office Equipment	11,723	
Furniture & Fixtures	22,503	
Total Fixed Assets	34,226	
Less: Accumulated Depreciation	(26,575)	
Fixed Assets - Net		7,651
Other Assets:		
Security Deposits	1,709	
Total Other Assets		1,709
TOTAL ASSETS		$ 180,019

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable		$ 9,955
Total Liabilities		9,955
Stockholder's Equity: - Exhibit B		
Common Stock - no par, 5,000 shares authorized, 2,100 shares issued and outstanding	7,000	
Retained Earnings - Exhibit B	163,064	
Total Stockholder's Equity		170,064
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$180,019

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2015

EXHIBIT - B

	Common Stock	Retained Earnings	Total
Balance at: December 31, 2014	$ 7,000	$ 144,893	$ 151,893
Net Income - Exhibit C		98,171	98,171
Distribution of Previously Taxes Income - AAA		(80,000)	(80,000)
Balance at December 31, 2015	$ 7,000	$ 163,064	$ 170,064

See Accompanying Notes to Financial Statements

EXHIBIT C

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED
DECEMBER 31, 2015

Services	$ 617,081
General & Administrative Expenses	517,264
Operating Income	99,817
Other Income & (Expense):	
Dividend Income	74
Depreciation Expense	(1,720)
NET INCOME	$ 98,171

See Accompanying Notes to Financial Statements

EXHIBIT D

CHARTER OAK ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2015

Cash Flows from Operating Activities:	
Net Income - Exhibit C	$ 98,171
Adjustments to reconcile net income to net cash flows used by operating activities:	
Depreciation	1,720
Increase in Accounts Receivable	(5,333)
Decrease in Accounts Payable	(164)
Net Cash Flows Provided By Operating Activities	94,394
Cash Flows From Financing Activities:	
Distributions of Previously Taxed Income	(80,000)
Net Increase in Cash	14,394
Cash and Cash Equivalents - January 1, 2015	150,932
Cash and Cash Equivalents - December 31, 2015	$ 165,326

Supplemental Disclosure of Cash Flow Information

Cash Paid for Income Taxes $ 0

See Accompanying Notes to Financial Statements

CHARTER OAK ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS

1. <u>Organization:</u>

Charter Oak Asset Management, Inc. was organized and incorporated on February 27, 1987. The Corporation's stock is wholly owned by Robert Malik. The Company is engaged in providing investment advice to the general public.

2. <u>Summary of Significant Accounting Policies:</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Fixed assets are stated at historical cost. Depreciation is computed utilizing the straight line method over the assets estimated useful life.

For the purpose of the statement of cash flows the Company considers cash in its operating accounts as cash and cash equivalents.

Advertising and/or promotion costs, if incurred, are included in general and administrative expenses, and are expensed as incurred.

3. Income Taxes:

The Company has elected to be taxed as a Subchapter "S" Corporation under Section 1362 in The Internal Revenue Code. This section provides that in lieu of corporate income taxes, the stockholder is taxed on the Company's taxable income.

The tax periods which are still open for taxing authority examination are the years ended December 31, 2013, 2014 and 2015. There are currently no examinations in process.

4. Net Capital Requirements:

The Company is subject to the SEC net capital rule 15c 3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $160,704 which was $155,704 in excess of its required net capital of $5,000.

5. SEC Rule 15c3-3 Exemption:

Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k)(1)*i, ii, and iii.*

6. Leasing Arrangements:

The Company operates from office space located at 1520 Highland Avenue, Cheshire, Connecticut. The lease is a two year lease that is renewable for an additional three year period. In August 2015 he Company elected to exercise its option to renew its lease through August 31, 2016. The Company is currently paying rent at the base rent of $ 2,205 per month. Rent expense for the year ended December 31, 2015 was $ 26,460.

The future minimum lease payments for the above noted lease for the years following December 31, 2015 are as follows:

For the year ending December 31,	Amount
2016	17,640
	$ 17,640

7. Pension Plan:

The Company maintains a Simplified Employee Pension for all eligible employees. The Company contributed $ 29,480 for the year ended December 31, 2015.

8. Subsequent Events:

Management has evaluated subsequent events through February 9, 2016 the date of which the financial statements were available to be issued. No significant subsequent events have been identified that would require adjustment of or disclosure in the accompanying financial statements.

SUPPLEMENTARY INFORMATION
AND SUPPORTING SCHEDULES

See Accompanying Independent Registered Public Accounting Firm's Report

CHARTER OAK ASSET MANAGEMENT, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED
DECEMBER 31, 2015

Broker Dealer Dues & Fees	$ 4,268
Research and Product Development	3,096
Auto Expense	3,000
Donations	32,235
Equipment Maintenance	226
Insurance	33,818
Legal & Accounting	4,850
Office Expenses	19,288
Meetings & Seminars	789
Pension Expense	29,480
Postage	1,374
Software	1,800
Rent	26,460
Salaries	320,897
Subscriptions	10,199
Taxes - Payroll	21,338
Taxes - Other	698
Telephone & Utilities	3,448
Total General & Administrative Expenses	$ 517,264

See Accompanying Independent Auditor's Report on Supplemental Information

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2015

Total Ownership Equity	$ 170,064
Total Non-Allowable Assets	(9,360)
Net Capital Before "Haircuts"	160,704
Less: "Haircuts"	(0)
Net Capital	$ 160,704

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information

CHARTER OAK ASSET MANAGEMENT, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
DECEMBER 31, 2015

A.	Minimum Net Capital Required (Based on Aggregate Indebtedness 6.67% of AI)	$ 664
B.	Minimum Dollar Requirement	5,000
	Net Capital Requirement: Greater of A or B	5,000
	Excess Net Capital	155,704
	Net Capital less the Greater of 10% of AI or 120% of Min. Net Capital	154,704
	Total AI Indebtedness (AI Liabilities from Balance Sheet)	$ 9,955

No Material Differences Exist

See Accompanying Independent Auditor's Report on Supplemental Information

Section 2:

Independent Registered Accounting Firm's Report on Internal Control

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT AUDITOR'S REPORT ON

INTERNAL CONTROL

Federico & Sette, P.C. MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

To the Board of Directors
Charter Oak Asset Management, Inc.:

In planning and performing our audit of the financial statements of Charter Oak Asset Management, Inc.(the Company) as of and for the year ended December 31, 2015 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1)of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, and the Financial Investment Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hamden, Connecticut
February 9, 2016

Section 3:

Independent Registered Accounting Firm's Review Report on Management's Exemption Statements

CHARTER OAK ASSET MANAGEMENT, INC.

INDEPENDENT ACCOUNTANTS REVIEW REPORT
ON MANAGEMENT'S EXEMPTION STATEMENTS
DECEMBER 31, 2015

Federico & Sette, P.C.
MICHAEL J. FEDERICO, C.P.A.
LYNN V. SETTE, C.P.A.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Rule 17A-5 Exemption Report*, in which Charter Oak Assets Management, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Charter Oak Asset Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: *(k)(1) I, ii, and iii* (the "exemption provisions") and Charter Oak Asset Management, Inc. stated that Charter Oak Asset Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. *Charter Oak Asset Management, Inc.'s* management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Charter Oak Asset Managements' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(1) I, ii, and iii* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Federico & Sette, P.C.

Hamden, Connecticut
February 9, 2016

A Professional Corporation of Certified Public Accountants and Consultants
2690 WHITNEY AVENUE • P.O. BOX 185220 • HAMDEN, CT 06518 • 203.248.9966 TEL • 203.248.1473 FAX

CHARTER OAK ASSET MANAGEMENT, INC.

Exemption Report (Rule 17A-5)

Our report for the 1/1/2015 to 12/31/2015 period is as follows:

1. Charter Oak Asset Management, Inc. claims an exemption from Securities and Exchange Commission Rule 15c3-3 as a result of its limited business activities as a Broker Dealer as outlined at Rule 15c3-3(k) (1) i, ii, and iii.

2. For the entire 12 month period, Charter Oak Asset Management, Inc. has met the necessary exception requirements to make this claim.

3. To the best of our knowledge Charter Oak Asset Management, Inc. was able to make this claim for the entire time period.

Very truly yours,

Robert S. Malik

President

1520 HIGHLAND AVENUE, CHESHIRE, CT 06410 (203) 272-3597 FAX (203) 272-2920

Section 4:

Report on Agreed Upon Procedures for Entity's SIPC Assessment Reconciliation

CHARTER OAK ASSET MANAGEMENT, INC
REPORT ON AGREED UPON PROCEDURES FOR
ENTITY'S SIPC ASSESSMENT RECONCILAITION
FOR THE YEAR ENDED
DECEMBER 31, 2015

Federico & Sette, P.C.
Michael J. Federico, C.P.A.
Lynn V. Sette, C.P.A.

Independent Registered Accounting Firm's Report on Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of:
Charter Oak Asset Management, Inc.
1520 Highland Avenue
Cheshire, CT 06410

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Charter Oak Asset Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. SIPC , soley to assist you and the other specified parties in evaluating Charter Oak Asset Management Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Charter Oak Asset Management Inc.'s management is responsible for Charter Oak Asset Management Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records of payments, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting reconciliation schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Federico & Sette P.C.

February 9, 2016